SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of April, 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile in local newspapers on April 26, 2004, regarding consolidated financial statements for the three months ended March 31, 2004.

Banco de Chile and Subsidiaries

Consolidated Financial Statements

as of March 31, 2004 and 2003

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

(Expressed in million of Chilean pesos)

	2004	2003
	MCh$	MCh$
ASSETS
CASH AND DUE FROM BANKS	998,341.4	769,301.2

LOANS:
Commercial loans	2,640,122.8	2,651,602.9
Foreign trade loans	627,391.2	631,745.5
Consumer loans	616,241.9	538,967.8
Mortgage loans	1,080,037.0	1,157,162.3
Leasing contracts	281,953.1	266,720.2
Contingent loans	437,621.0	379,540.4
Other outstanding loans	508,134.0	395,657.0
Past due loans	107,072.9	147,362.7

Total loans	6,298,573.9	6,168,758.8
Allowance for loan losses	(177,733.7)	(212,610.1)

Total loans, net	6,120,840.2	5,956,148.7

OTHER LOANS:
Interbank loans	51,679.7	19,523.0
Investments purchased under agreements to resell	22,654.2	19,584.1

Total other loans	74,333.9	39,107.1

INVESTMENTS:
Government securities	1,030,541.4	943,869.2
Other financial investments	445,296.0	472,382.8
Investment collaterall under agreements to repurchase	430,240.1	368,888.6
Assets held for leasing	25,405.9	7,535.2
Assets received in lieu of payment	16,181.8	19,351.9
Other non financial investments	2.2	2.6

Total investments	1,947,667.4	1,812,030.3

OTHER ASSETS	290,534.3	200,868.8

FIXED ASSETS:
Bank premises and equipment, net	126,962.8	136,975.1
Investments in other companies	4,914.5	4,375.9

Total fixed assets	131,877.3	141,351.0

Total assets	9,563,594.5	8,918,807.1

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

(Expressed in million of Chilean pesos)

	2004	2003
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,260,591.6	1,175,911.7
Time deposits	3,924,619.9	3,692,880.9
Other demand and time deposits	680,871.0	547,981.9
Securities sold under agreements to repurchase	434,117.8	380,735.8
Mortgage finance bonds	985,717.7	1,038,804.7
Contingent liabilities	437,750.4	379,583.1

Total deposits and other liabilities	7,723,668.4	7,215,898.1

BONDS ISSUED:
Bonds	2,961.7	4,480.5
Subordinated bonds	266,894.9	276,199.8

Total bonds issued	269,856.6	280,680.3

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	2,561.2	3,565.6
Other Central Bank borrowings	—	18.9
Borrowings from domestic financial institutions	51,722.7	86,125.4
Foreign borrowings	656,050.7	558,561.2
Other liabilities	42,340.7	43,320.8

Total borrowings from financial institutions and Central Bank	752,675.3	691,591.9

OTHER LIABILITIES	216,657.9	131,967.1

Total liabilities	8,962,858.2	8,320,137.4

MINORITY INTEREST	4.1	3.5

SHAREHOLDERS’ EQUITY:
Capital and reserves	557,789.4	558,466.8
Other equity accounts	5,048.3	8,983.1
Net income for the period	37,894.5	31,216.3

Total shareholders’equity	600,732.2	598,666.2

Total liabilities and shareholders’ equity	9,563,594.5	8,918,807.1

	2004	2003
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	113,858.2	139,694.7
Gains from trading activities	10,572.3	10,517.2
Income from fees and other services	33,701.2	25,853.1
Other operating income	5,161.9	2,975.9

Total operating revenues	163,293.6	179,040.9
Less:
Interest expense	(30,912.4)	(52,376.7)
Losses from trading activities	(5,180.1)	(4,401.6)
Expenses from fees and other services	(6,502.3)	(5,891.0)
Losses from foreign exchange transactions	(11,086.9)	(12,357.0)
Other operating expenses	(3,143.1)	(2,457.0)

Gross margin	106,468.8	101,557.6
Personnel salaries and expenses	(31,441.4)	(28,952.3)
Administrative and other expenses	(20,132.3)	(19,671.3)
Depreciation and amortization	(3,984.1)	(5,039.1)

Net margin	50,911.0	47,894.9
Provision for loan losses	(15,823.9)	(13,907.3)
Loan loss recoveries	6,098.9	4,355.1

Total operating income	41,186.0	38,342.7
NON OPERATING RESULTS:
Non operating income	1,413.0	935.7
Non operating expenses	(2,576.6)	(2,796.2)
Equity participation in net income (loss) in investments in other companies	(51.2)	(554.3)
Net loss from price-level restatement	2,596.3	(2,218.1)

Income before income taxes	42,567.5	33,709.8
Income taxes	(4,672.2)	(2,493.7)

Income after income taxes	37,895.3	31,216.1
Minority interest	(0.8)	0.2

Net income for the period	37,894.5	31,216.3

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2004

Banco de Chile

/s/ Pablo Granifo L.
By: Pablo Granifo Lavín
General Manager